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                              August 9, 2021

       Jon Layman
       Chief Financial Officer and Chief Operating Officer
       AxonPrime Infrastructure Acquisition Corp
       126 E 56th Street, 30th Floor
       New York, New York 10022

                                                        Re: AxonPrime
Infrastructure Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 4,
2021
                                                            File No. 333-257777

       Dear Mr. Layman:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed August 4, 2021

       General

   1. We note your disclosure on the cover page and elsewhere that the institutional anchor investors have
expressed an interest to purchase an aggregate of $118,000,000 of units in the offering. Please
revise to clarify whether there is a ceiling on the amount that may be purchased by your
sponsor anchor investor and your institutional anchor investors and quantify any ceiling.
In addition, please revise to clarify the number of institutional anchor investors.
Please also revise your disclosure on page 14 to more specifically describe how the
institutional anchor investors will have potentially different interests than public
shareholders. As we note the disclosure on page 133 that the institutional anchor investors are
not required to hold any units for any amount of time, please provide a representation that
the sponsor anchor investor and the institutional anchor investors will acquire the shares with
the investment intent to hold the shares.
 Jon Layman
AxonPrime Infrastructure Acquisition Corp
August 9, 2021
Page 2

       You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at
(202)551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameJon Layman
                                                     Division of Corporation
Finance
Comapany NameAxonPrime Infrastructure Acquisition Corp
                                                     Office of Real Estate &
Construction
August 9, 2021 Page 2
cc:       Richard Aftanas
FirstName LastName